SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                    [X] ANNUAL REPORT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2003

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from ____ to ____

                         Commission File Number: 1-12709


           TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN
           ----------------------------------------------------------
                              (Full title of plan)

                             TOMPKINS TRUSTCO, INC.
          (Name of issuer of the securities held pursuant to the plan)


                            P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                              FINANCIAL STATEMENTS
                              --------------------
                                       AND
                                       ---
                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                      * * *

                           DECEMBER 31, 2003 AND 2002
                           --------------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITOR'S REPORT                                                 1

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits                            2

  Statements of Changes in Net Assets Available for Benefits                 3

  Notes to Financial Statements                                              4

SUPPLEMENTAL SCHEDULES

  Schedule of Assets Held for Investment Purposes at End of Year as of
   December 31, 2003 (Schedule I)                                            9

  Schedule of Investment Assets That Were Both Acquired and Disposed
   of Within the Plan Year for the Year Ended December 31, 2003
   (Schedule II)                                                             10

  Schedule of Reportable Transactions for the Year Ended
   December 31, 2003 (Schedule III)                                          11

                          Independent Auditor's Report
                          ----------------------------

                                                                  April 29, 2004

To the Compensation and Personnel Committee and Board of Directors of
 Tompkins Trustco, Inc. Investment and Stock Ownership Plan

        We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Investment and Stock Ownership Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year as of December 31, 2003, Investment Assets That Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 31, 2003, and Reportable Transactions for the Year Ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                                                                 December 31,
                                                         ---------------------------
                           Assets                            2003           2002
                           ------                        ------------   ------------
Investments by fund, at fair value (Notes 1, 2 and 5):
  Money market funds                                     $  2,328,437   $  2,260,699
  Mutual funds                                             10,495,724      6,659,405
  Corporate stock of Tompkins Trustco, Inc., the
    plan sponsor                                            5,787,288      4,722,713
  Participant loans receivable                                491,176        457,521
                                                         ------------   ------------

      Total investments                                    19,102,625     14,100,338
                                                         ------------   ------------
Receivables:
  Employee contributions (Note 9)                             325,492        294,697
  Accrued interest and dividends                                2,910         22,025
                                                         ------------   ------------

      Total receivables                                       328,402        316,722
                                                         ------------   ------------

 Cash                                                          52,438         12,186
                                                         ------------   ------------

      Net assets available for benefits                  $ 19,483,465   $ 14,429,246
                                                         ============   ============

                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ----------------------------------------------------------

                                                                Year ended December 31,
                                                             ---------------------------
                                                                 2003           2002
                                                             ------------   ------------
Additions to net assets attributed to: -
  Investment income:
    Net appreciation in fair value of investments (Note 5)   $  2,549,812   $         --
    Interest                                                       25,954         29,870
    Dividends                                                     213,899        291,151
                                                             ------------   ------------

      Total investment income                                   2,789,665        321,021
                                                             ------------   ------------
 Contributions:
  Employer profit sharing                                         759,551        689,885
  Employee salary deferral (Note 9)                             2,020,907      2,104,110
                                                             ------------   ------------

      Total contributions                                       2,780,458      2,793,995
                                                             ------------   ------------

  Transfer from other plan (Note 8)                               176,762        243,925
                                                             ------------   ------------

      Total additions                                           5,746,885      3,358,941
                                                             ------------   ------------
Deductions from net assets attributed to:-
  Investment income:
    Net depreciation in fair value of investments (Note 5)             --      1,106,605
  Benefits paid to participants                                   692,666      1,430,488
                                                             ------------   ------------

      Total deductions                                            692,666      2,537,093
                                                             ------------   ------------

      Net increase                                              5,054,219        821,848
Net assets available for benefits:
  Beginning of year                                            14,429,246     13,607,398
                                                             ------------   ------------

  End of year                                                $ 19,483,465   $ 14,429,246
                                                             ============   ============

                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Note 1 - Description of the Investment and Stock Ownership Plan
---------------------------------------------------------------

        The following description of the Tompkins Trustco, Inc. (the "Company") Investment and Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

        General - The Plan is an investment and stock ownership plan and has a
Section 401(k) salary deferral arrangement covering eligible employees who have met certain age and service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee (the "Committee") appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trust Company is the Plan's trustee.

        Eligibility - An employee shall become eligible for participation in the matching provision of the Plan once they are age twenty-one. However, an employee shall become eligible for participation in the profit sharing provision of the Plan on the first day of the month coinciding with completing one year of employment and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and "on call" employees are not eligible to participate.

        Contributions - Eligible participants can contribute to the Plan elective salary deferral up to the maximum allowed by the Internal Revenue Code. These contributions are eligible for matching contributions of 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral. In addition, the Company, by proper action of the Board, may make contributions to the Plan out of its profits in an amount based on a percentage of the total compensation of all eligible participants during any plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation which the Board shall designate as eligible for cash election for the plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. The Committee approved a 4% elective contribution for 2003 and 2002.

        Participants' accounts - Each participant's account is credited with the participant's elective defferal, an allocation of the Company's matching contribution and an allocation of the plan earnings. Allocations of the Company's contributions are based on participants' compensation. Allocations of the Company's matching contributions are based on a pro rata share of participants' elective deferrals. Allocations of the plan earnings are based upon participants' earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

        Vesting - Participants are immediately 100% vested in the Plan. Therefore, there are no forfeitures.

        Investment options - Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of eleven investment options. Participants may change their investment options daily.

        Participant loans receivable - The Plan may make loans to participants of the Plan. The maximum amount allowed is the lesser of $50,000 or 50% of the participant's entire vested account balance under the Plan. Loan periods range from one to five years, except for loans used to acquire a principal residence, which may exceed five years, with interest at the current prime rate published in the Wall Street Journal at the time of the loan. Participants are limited to having no more than two loans outstanding at any given time.

        Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an instalment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in one lump sum.

Note 2 - Summary of significant accounting policies
---------------------------------------------------

        Basis of presentation - The accompanying financial statements have been prepared on the accrual method of accounting.

        Risks and uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

        Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

        Investments - Investments are recorded at fair value. Quoted market prices are used to value mutual funds. The investment in the Company's common stock is valued at December 31, 2003 and 2002, at market value as listed on the American Stock Exchange for publicly traded securities. Dividend income is accrued on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Realized gains and losses from investment transactions are reported on the average cost method.

        Economic dependency and concentration of risk - The Plan has approximately 30% and 33% of its assets invested in Tompkins Trustco, Inc. common stock as of December 31, 2003 and 2002, respectively. In addition, the Plan has approximately 30% and 26% of its assets invested in Wright Mutual Funds as of December 31, 2003 and 2002, respectively. The Plan also has approximately 21% and 23% of its assets invested in Federated Mutual Funds as of December 31,

2003 and 2002, respectively. Accordingly, the Plan is dependent upon the financial condition of the Company, Wright Mutual Funds and Federated Mutual Funds.

Note 3 - Administration of plan assets
--------------------------------------

        Company contributions are held and managed by the trustee who invests cash received and makes distributions to participants.

        Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by the Company.

Note 4 - Tax status
-------------------

        The Internal Revenue Service has determined and informed the Company that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 5 - Investments
--------------------

        The Plan's investments are held by the Company's administered Trust fund. The fair value of investments are as follows:

                                                                 December 31,
                                                         ---------------------------
                                                             2003           2002
                                                         ------------   ------------
        Investments, at fair value:
          Tompkins Trustco, Inc. Common Stock            $  5,787,288   $  4,722,713
          Wright Managed Income U.S. Government Near
           Term Bond Mutual Fund                              723,326        476,687
          Wright Major Blue Chip Mutual Fund                2,081,624      1,406,360
          Wright Selected Blue Chip Mutual Fund             2,837,101      1,900,168
          Federated Prime Obligations - Money
           Market Funds                                     2,328,437      2,260,699
          Federated Managed Allocation Moderate Growth
           Select Mutual Fund                                 640,038        411,518
          Federated Managed Allocation Growth Select
           Mutual Fund                                        638,631        374,483
          Federated Total Return Bond Mutual Fund             321,960        182,242
          American Century Ultra                            1,259,176        672,644
          American Century International Growth Fund          920,855        628,700
          Janus Enterprise Fund                             1,073,013        606,603
          Participant loans receivable                        491,176        457,521
                                                         ------------   ------------

                                                         $ 19,102,625   $ 14,100,338
                                                         ============   ============

        Investments that represent 5% or more of the Plan's net assets ($974,065 for 2003 and $721,462 for 2002) are separately identified above.

        The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value are as follows:

                                                     Year ended December 31,
                                                  ----------------------------
                                                      2003            2002
                                                  ------------    ------------

         Various mutual funds                     $  1,816,831    $ (1,493,126)
         Common stock of Tompkins Trustco, Inc.        732,981         386,521
                                                  ------------    ------------

                                                  $  2,549,812    $ (1,106,605)
                                                  ============    ============

Note 6 - Termination of the Plan
--------------------------------

        The Company reserves the right to terminate the Plan at any time subject to plan provisions. Upon plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 7 - Plan amendments
------------------------

        Effective January 1, 2002, the Plan was amended as required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow catch-up contributions for participants fifty years of age and older and to increase annual compensation limits for contribution and benefit purposes.

Note 8 - Tompkins Trustco, Inc. Employee Stock Ownership Plan diversification
-----------------------------------------------------------------------------

        Under the Tompkins Trustco, Inc. Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account within ninety days after the close of each plan year. The participants may make this election over a six-year period. The funds elected to be diversified are transferred to the Plan and invested in funds as chosen by the participant. During 2003 and 2002, participants transferred $176,762 and $243,925, respectively.

Note 9 - Reconciliation of the financial statements to Form 5500
----------------------------------------------------------------

        The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

                                                                  December 31,
                                                          ---------------------------
                                                              2003           2002
                                                          ------------   ------------
         Net assets available for benefits per the
          financial statements                            $ 19,483,465   $ 14,429,246
         Less - Employee contribution receivable               325,492        294,697
                                                          ------------   ------------

              Net assets available for benefits per the
               Form 5500                                  $ 19,157,973   $ 14,134,549
                                                          ============   ============

        The following is a reconciliation of employee contributions per the financial statements to Form 5500 for the year ended December 31, 2003:

        Employee contributions per the financial statements       $  2,020,907

        Add - Amounts received from employee elective
         deferral of 2002 profit sharing, cash portion,
         received in 2003                                              294,697

        Less - Amounts receivable from employee elective
         deferral of 2003 profit sharing, cash portion,
         received in 2004                                              325,492
                                                                  ------------

             Benefits paid to participants per Form 5500          $  1,990,112
                                                                  ============

        As discussed in Note 1, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board shall designate as eligible for cash election for the plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent of when the profit sharing percentage is approved by the Committee. Therefore, these elective deferrals are accrued as a receivable to the Plan in the plan year that the profit sharing is approved. However, these elective deferrals are considered in the relevant nondiscrimination testing in the year that they are received by the Plan.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                                                      SCHEDULE I
                                                                      ----------
                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                                 EIN #16-1601018
                                 ---------------

                                    PLAN #002
                                    ---------

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
         --------------------------------------------------------------
           (Required Disclosure of Line 4i on Schedule H of Form 5500)
           -----------------------------------------------------------

                                DECEMBER 31, 2003
                                -----------------
================================================================================

                                                    (c)
                                          Description of investment
                    (b)                including maturity date, rate of                         (e)
         Identity of issue, borrower,   interest, collateral, par or             (d)          Current
  (a)      lessor or similar party             maturity value                    Cost          value
-------------------------------------------------------------------------------------------------------
         Federated Prime Obligations    Money Market Fund,
                                        2,328,437 shares                    $  2,328,437   $  2,328,437

         American Century Ultra         Mutual Fund, 47,696 shares             1,238,336      1,259,176

         Federated Managed
          Allocation Growth Select      Mutual Fund, 54,121 shares               626,225        638,631

         Federated Managed
          Allocation Moderate
          Growth Select                 Mutual Fund, 55,801 shares               613,954        640,038

         Janus Enterprise Fund          Mutual Fund, 34,425 shares             1,160,236      1,073,013

         Wright Selected Blue
          Chip Equity                   Mutual Fund, 239,014 shares            3,175,202      2,837,101

         Wright Major Blue
          Chip Equity                   Mutual Fund, 197,685 shares            2,380,220      2,081,624

         American Century
          International Growth          Mutual Fund, 116,123 shares            1,117,150        920,855

         Federated Total Return
          Bond Fund                     Mutual Fund, 29,701 shares               321,120        321,960

         Wright Managed Income US
          Government Near
          Term Bond                     Mutual Fund, 70,568 shares               727,623        723,326

   *     Tompkins Trustco, Inc.         Common stock, 125,674 shares           2,836,113      5,787,288

   *     Participant loans receivable   Participant loans receivable
                                         with various rates of interest
                                         from 6% to 10%                          491,176        491,176
                                                                            ------------   ------------

              Total investments                                             $ 17,015,792   $ 19,102,625
                                                                            ============   ============

* A party-in-interest as defined by ERISA.

                                                                     SCHEDULE II
                                                                     -----------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                                 EIN #16-1601018
                                 ---------------

                                    PLAN #002
                                    ---------

                          SCHEDULE OF INVESTMENT ASSETS
                          -----------------------------

          THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
          ------------------------------------------------------------
       (Required Disclosure of Line 4i on Schedule H of Form 5500, Part 2)
       -------------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2003
                      ------------------------------------
================================================================================

                                              (b)
                                    Description of investment
             (a)                  including maturity date, rate           (c)             (d)
 Identity of issue, borrower,    of interest, collateral, par or       Costs of        Proceeds of
   lessor, or similar party             maturity value               acquisitions     dispositions
--------------------------------------------------------------------------------------------------

                                    - NONE -

                                                                    SCHEDULE III
                                                                    ------------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                                 EIN #16-1601018
                                 ---------------

                                    PLAN #002
                                    ---------

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       -----------------------------------
           (Required Disclosure of Line 4j on Schedule H of Form 5500)
           -----------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2003
                      ------------------------------------
================================================================================

                   (b)
               Description
                 of asset
                 (include                                                            (h)
               interest rate                                   (f)                 Current       (i)
     (a)            and                                      Expense      (g)      value of      Net
 Identity of    maturity in      (c)       (d)      (e)      incurred     Cost     asset on      gain
    party        case of a    Purchase   Selling   Lease       with        of     transaction     or
   involved        loan)        price     price    rental   transaction   asset      date       (loss)
------------------------------------------------------------------------------------------------------


                                    - NONE -

        SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN



                                    Administrator:  TOMPKINS TRUST COMPANY


Date:  June 22, 2004                By: /s/ FRANCIS M. FETSKO
                                        ----------------------------------------
                                                  Francis M. Fetsko
                                               Executive Vice President
                                               Chief Financial Officer

    Exhibit Number                  Description                         Page


23.1                       Consent of Dannible & McKee                   14

                                     - 13 -